NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 7, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Timothy S. Levenberg

RE:	Amphitrite Digital Incorporated

Registration Statement on Form S-1

Submitted November 6, 2023

CIK No. 0001933762

Ladies and Gentlemen:

On behalf of Amphitrite Digital Incorporated (the “Company”), we are hereby responding to the letter dated October 23, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 filed on September 29, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold.

Registration Statement on Form S-1 filed September 29, 2023

Cover Page for Resale Prospectus, page 1

1.	We note your disclosure that selling stockholders may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. You also disclose that these sales will occur at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, and that prior to the offering, there has been no public market for shares of your common stock and that there cannot be assurances that Nasdaq will approve your listing application. Accordingly, please revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of your common stock will be sold until such shares are listed on a national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in accordance with Item 501(b)(3) of Regulation S-K, it has updated the disclosure on the cover page to include an offering price on a minimum/maximum basis of the securities being offered and has eliminated the “Resale Prospectus.” At this time, the Company does not anticipate the need for direct registration of shares for existing stockholders. The Company has revised the Amended Registration Statement to reflect a minimum price range of $4.25 and a maximum price range of $6.25 in its Amended Registration Statement. The Company has further revised the Amended Registration Statement to utilize the midpoint price of $5.25 for its required calculations.

Unaudited Pro Forma Consolidated Financial Information

Note 2 - Calculation of Estimated Acquisition Consideration and Preliminary Purchase Price Allocation , page 60

2.	Please expand your preliminary purchase price allocation table on page 61 as necessary to list the amounts ascribed to each purchase price component, and to show how the total purchase price reconciles to the net assets acquired. It appears that you may need to correct your computation of net assets acquired.

Please also disclose your basis for the valuation of stock underlying the non-cash component of the purchase price and describe any circumstances under which either the valuation or the number of shares to be issued to complete the acquisition may change. As you would generally be using the fair value of the stock on the transaction date under generally accepted accounting principles, you will need to explain the reasons for any valuation that is not consistent with your offering price.

Please address all of the requirements in Rule 11-02(a)(11)(ii) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the purchase price allocation table on page 61 as necessary to list the amounts ascribed to each purchase price component. Furthermore, the Company has revised to reconcile the table to reflect the total purchase price and the net assets acquired.

On February 22, 2023, the Company had a third-party valuation firm perform a 409(A) valuation of the Company’s shares. It was determined that the shares had a valuation of $3.54 per share at such time. The Company utilized this per share valuation on March 24, 2023, when it entered into a Purchase Agreement to acquire Paradise Group of Companies (“PGC”) for purposes of calculating stock-based consideration consisting of 887,006 shares of Common Stock. In addition, the Company believes the discount to the offering price was appropriate to retain given the timing of the IPO and the uncertainty in the public markets. Further, these shares are unregistered and will be subject to a holding period before they can be sold, further justifying retaining the valuation.

Note 3 - Transaction Accounting Adjustments to Unaudited Pro Forma Consolidated Financial Information, page 61

3.	Please revise as necessary to present a separate pro forma adjustment for the cash proceeds you expect to receive from the offering, along with details of the total number of shares to be issued and the estimated offering price. The various items referenced in your discussion of pro forma adjustment A-2 should be disaggregated and addressed separately in connection with this change.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Registration Statement to present a separate pro forma adjustment for the cash proceeds the Company expects to receive from the offering, along with details of the total number of shares to be issued and the estimated offering price. The Company utilized the midpoint of $5.25 of the minimum/maximum per share offering price disclosed in the cover page.

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4.	In response to prior comment 10 you state that you revised the pro forma financial statements to comply with Rule 11-02(a)(6) of Regulation S-X and Section II.D.1.c of SEC Release 33-10786. Tell us why you believe that removing the stock-based compensation expense referenced in your pro forma adjustment K would be consistent with this guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Registration Statement and has removed the stock-based compensation adjustment from the pro forma financial statements.

Note 5 - Management's Adjustments, page 64

5.	We note you are opting to present management adjustments depicting synergies of the acquisitions of PA and PGC. However, the presentation of such information should be limited to reconciliations of pro forma net income from continuing operations attributable to the controlling interest and the related pro forma earnings per share data pursuant to Rule 11-02(a)(7)(ii)(A) of Regulation S-X.

As such, it appears that you should add these reconciliations and remove Management’s Adjusted Pro Forma Consolidated Statement of Operations on pages 65 and 66 to conform with this requirement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Registration Statement to conform with Rule 11-02(a)(7)(ii)(A) of Regulation S-X.

6.	Please expand your disclosures to describe the basis for each management adjustment, including any material assumptions and uncertainties, methods of calculation, estimated time for achieving synergies, how you considered the possibility of dis-synergies, and any material limitations to comply with Rule 11-02(a)(7)(ii)(D) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Registration Statement to conform with Rule 11-02(a)(7)(ii)(D) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 68

7.	We note that on September 15, 2023, you entered into a Third Amendment to the Membership Interest Purchase Agreement which extended the closing date to on or before October 31, 2023. However, the acquisition of the Paradise Group of Companies is dependent on the consummation and proceeds from this offering. Please revise to disclose the status of any negotiations to extend the closing date of this agreement. In light of the pending review of your registration statement / draft submission, it appears that you will not be in a position to complete this offering by the closing date deadline of October 31, 2023.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Registration Statement and has included in the Exhibits a Fourth Amendment to the Membership Interest Purchase Agreement, which extends the closing date to on or before December 15, 2023.

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Management's Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Amphitrite Digitals Operating Results, page 69

8.	Please modify your references to pro forma information within Management's Discussion and Analysis, and elsewhere throughout the filing as necessary to describe the assumptions involved and to identify any pro forma effects that are based on transactions that have yet to occur.

For example, such clarification should be provided for disclosures on pages 69 and 71 indicating the number of guests you serve on a pro forma basis was over 80,000, and on page 91 indicating that a pro forma year over year revenue increase of 21.6% results from placing Paradise Adventures on your digitally enabled guest acquisition program.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated its disclosure in the Amended Registration Statement by adjusting the statistics to actual from pro forma for the examples provided by Staff. Where pro forma information has been provided, the Company has added disclosure and narrative to describe the assumptions involved and to clearly identify the pro forma effects that are based on transactions that have yet to occur. Additionally, the Company has provided additional disclosures for KPIs included on page 86 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 150

9.	Please revise the tabular entries for Hope and Scott Stawski so that each is shown as beneficially owning the total number of shares that both own in the aggregate, and revise the percentages to reflect this new total. The footnotes should explain why these amounts are reflected in the table. See Instruction 5 to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Registration Statement accordingly.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

cc:	Scott Stawski, Executive Chairman, Amphitrite Digital, Inc. Rob Chapple, Chief Executive Officer, Amphitrite Digital, Inc.

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